UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 25, 2024 and August 26, 2024, Procaps Group, S.A. (the “Company”), Procaps S.A. (“Procaps”) and certain of their respective subsidiaries (collectively with the Company and Procaps, the “Obligors”) entered into forbearance agreements (the “Forbearance Agreements”) with creditors in respect of approximately $195 million in financial indebtedness, including under the Credit Agreement, dated August 16, 2023 (the “Credit Agreement”), by and among Procaps, as borrower, the guarantors party thereto, and Bancolombia S.A. and Banco Davivienda S.A., as lenders, and Procaps’ 4.75% guaranteed senior notes due November 12, 2031 (the “Notes”). Under the Forbearance Agreements, the creditors party thereto, among other things, have agreed to forbear from exercising any of their rights and remedies during the Forbearance Period (as defined below), solely with respect to the specified defaults provided under the Forbearance Agreements, including the failure to pay principal and interest due under such indebtedness.

Prior to entering into the Forbearance Agreements, the Obligors did not make scheduled payments of principal and interest on indebtedness due in the month of August, including interest accrued under the Credit Agreement and the Notes, and will not make any payments on such indebtedness (subject to certain exceptions set forth below) for the duration of the Forbearance Period. As a result of these non-payments, the Obligors are or will be in default under each of their respective material financial indebtedness agreements, including under the Credit Agreement and the Notes. As of the date hereof, no creditor has accelerated any such indebtedness or exercised any remedies in respect thereof. The Company has engaged FTI Consulting as its financial advisor as it works with its and the other Obligors’ creditors to procure a long-term financial solution.

The “Forbearance Period” means the period from August 26, 2024, to the date on which a Forbearance Termination Event first occurs, and the term “Forbearance Termination Event” means the earliest of:

(a) 11:59 p.m. Eastern Time on October 25, 2024;

(b) the occurrence and continuation of any event of default under the subject indebtedness other than the those specified in the Forbearance Agreements;

(c) the occurrence of any misrepresentation under the Forbearance Agreements or any document delivered in connection therewith, or any failure by any Obligor to perform or observe any of the covenants contained in the Forbearance Agreements;

(e) the termination, breach or expiration of any of the Forbearance Agreements (as defined below) or any of the forbearances provided therein;

(f) the acceleration of any indebtedness of the Obligors or any of their respective subsidiaries in a principal amount, individually or in the aggregate, in excess of US$1,000,000 or the exercise of any rights or remedies by any lender, creditor or agent under or in respect of any indebtedness of the Obligors or any of their respective subsidiaries; or

(g) the payment by the Obligors or any of their respective subsidiaries of any principal, interest, premium, fees or any other amount under any indebtedness, subject to certain limited exceptions (such as in respect of bank overdraft facilities, credit cards, factoring/reverse factoring arrangements, and intercompany indebtedness).

Under the Forbearance Agreements, the Obligors have agreed to limit capital expenditures to $3 million per 30-day period of the Forbearance Period (provided such capital expenditures are used for research and development or required regulatory purposes) and dispositions (other than of inventory in the ordinary course of business) to $2 million per 30-day period of the Forbearance Period, in each case unless otherwise consented to by the creditors party to the Forbearance Agreements. Additionally, the Obligors are required to subject no less than $210 million of indebtedness (in the aggregate, and including indebtedness subject to the Forbearance Agreements as of the date hereof) to forbearance by no later than September 10, 2024.

In connection with the forgoing, and as a condition to the Forbearance Agreements, the Company’s majority shareholder has committed to providing at least $5 million of funding in the form of subordinated indebtedness by no later than September 10, 2024.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of negotiations with creditors. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from current expectations include, among other things, the Obligors’ and their creditors’ continued compliance with their respective obligations under the Forbearance Agreements. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: August 26, 2024

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